FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 27, 2015
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces third quarter results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”)

By:	/s/ Amir Philips
Amir Philips
Chief Executive Officer

Date: November 27, 2015

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES THIRD QUARTER RESULTS

HERZLIYA, Israel, November 27, 2015 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the third quarter ended September 30, 2015.

Revenues from fixed income real estate totaled $4.2 million for the quarter ended September 30, 2015, compared to revenues of $3.5 million for the third quarter of 2014 and revenues of $3.7 million for the second quarters of 2015.

Net income attributable to Optibase Ltd shareholders for the quarter ended September 30, 2015 was $466,000 or $0.09 per basic and diluted share, compared to a net income of $209,000 or $0.04 per basic and diluted share for the third quarter of 2014.

For the nine months ended September 30, 2015, loss attributable to Optibase Ltd shareholders was $1.2 million or $0.23 per basic and diluted share, mainly attributed to acquisition related costs of $2.3 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria, Germany, compared to a net income of $582,000 or $0.11 per basic and diluted share for the nine months ended September 30, 2014.

Weighted average shares outstanding used in the calculation for the periods were approximately 5.1 million basic and diluted shares for each period.

As of September 30, 2015, we had cash and cash equivalents of $41.2 million, and shareholders' equity of $76.2 million, compared with $22.9 million, and $77.1 million, respectively, as of December 31, 2014.

During the third quarter the Company has successfully completed the acquisition of twenty-seven (27) supermarkets in Bavaria, Germany. For further information please refer to our 6K reports dated December 19, 2014, June 2, 2015 and July 8, 2015.

As of September30, 2015, the portfolio purchase price has been allocated to real estate properties and other assets, net, in accordance with our accounting policies for business combinations. The Company’s net income for the period of nine months ended on September 30, 2015 includes acquisition-related costs of $2.3 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria, Germany.

During the third quarter of 2015, the Company has successfully completed bonds offering in Israel for a total amount of approximately $15 million. For further information please refer to our 6K reports dated August 10, and August 3, 2015.

 In April 2015, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2015-03 Reporting debt issuance costs related to a debenture. We have elected to adopt this standard early, effective August 10, 2015, as such, the debt issuance costs reported in the balance sheet as a direct deduction from the gross amount of the debenture.

OPTIBASE REPORTS/2

Amir Philips, Chief Executive Officer of Optibase commented on the third quarter results and recent business developments: "During Q3 we had a few significant event of which we are very proud; in July we have completed the purchase of the Edeka supermarkets portfolio in Germany and have embedded its operating results. This was followed up by a refinancing of our Miami portfolio for a total of $15 million and a successful debt offering on TASE (Tel Aviv Stock Exchange) for a total amount of approximately $15 million (ILS 60 million). Both the refinancing and the offering have significantly increased our liquidity and put us in a competitive position towards further expansion of our real estate portfolio. For more information on these recent transactions, please refer to our 6K reports filed with the SEC on July 8, 2015 and August 10, 2015. We are happy with the Company’s performance during the third quarter of 2015.  Our gross income has increased compared to the previous quarter and the same quarter in 2014, as well as our operating and net income. For the period of nine months ending September 30, 2015, we also have an increase in our gross income compared to the same period in 2014, while our operating income have decreased mainly due to other operating expenses attributed to real estate acquisition costs and expenses. The availability of additional funds enhances our ability to approach prospective transactions, and while we are working diligently to embed our initial investment in the German market, we are exploring the markets for additional investment opportunities."

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland in Germany and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/3
Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended September 30, 2015

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2015	2014	2015	2014
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate rent	11,186	10,613	4,192	3,476
Cost and expenses:
Cost of real estate operation	2,037	2,169	699	775
Real estate depreciation and amortization	2,832	2,954	1,060	940
General and administrative	1,420	1,655	410	426
Other operating costs	2,317	-	152	-
Total cost and expenses	8,606	6,778	2,321	2,141
Operating income	2,580	3,835	1,871	1,335

Equity share in losses of associates, net	(59)	(127)	(17)	(52)
Other Income	334	299	144	95
Financial expenses, net	(1,075)	(825)	(477)	(260)
Income before taxes on income	1,780	3,182	1,521	1,118
Taxes on income	(1,228)	(1,084)	(452)	(383)

Net income	552	2,098	1,069	735

Net income attributable to non-controlling interests	1,734	1,516	603	526
Net income (loss) attributable to Optibase LTD	(1,182)	582	466	209

Net income (loss) per share :
Basic and Diluted	$(0.23)	$0.11	$0.09	$0.04

Number of shares used in computing Earnings per share
Basic	5,133	5,126	5,133	5,127
Diluted	5,133	5,132	5,140	5,133

Amounts in thousands

OPTIBASE REPORTS/4

Condensed Consolidated Balance Sheets

	September 30, 2015	December 31, 2014
	Unaudited	Audited
Assets

Current Assets:

Cash and cash equivalents	41,229	22,902
Trade receivables	186	286
Other accounts receivables and prepaid expenses	388	1,396
Total current assets	41,803	24,584

Long term deposit	1,055	54
Investments in companies and associates	7,722	7,553
Long term investments	8,777	7,607

Real estate properties and	219,233	185,204
Other assets, net	535	609
Total property equipment and other assets	219,768	185,813

Total assets	270,348	218,004

Liabilities and shareholders' equity

Current Liabilities:
Short term bank credit	305	-
Current maturities of long term loans	5,437	2,401
Accounts payable and accrued expenses	5,855	4,991
Other short term liabilities	-	539
Total liabilities attributed to discontinued operations	2,139	2,153
Total current liabilities	13,736	10,084

Long term liabilities:
Deferred tax liabilities	14,494	14,237
Other long-term liabilities	209	-
Land lease liability, net	6,562	6,528
Long term debenture	13,658	-
Long term loans, net of current maturities	145,445	110,080
Total long term liabilities	180,368	130,845

Total shareholders’ equity of Optibase Ltd	56,577	57,439
Non-controlling interests	19,667	19,636
Total shareholders' equity	76,244	77,075

Total liabilities and shareholders’ equity	270,348	218,004

Amounts in thousands